EXHIBIT 99.2

PROXY FORM

For holders of Ordinary Shares of
China Finance Online Co. Limited

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:

ORDINARY RESOLUTIONS

1.	To re-elect Rongquan Leng as a Director.
□ FOR                    □ AGAINST                    □ABSTAIN

2.	To re-elect Jun Wang as a Director.
□ FOR                    □ AGAINST                    □ABSTAIN

3.
To approve the appointment of Grant Thornton China as independent auditors of the Company for a term ending on the date of our next annual general meeting of shareholders to be held in 2015 and to authorize the board of directors to determine their remuneration.

□ FOR                    □ AGAINST                    □ABSTAIN

4.
To consider and approve the audited consolidated financial statements for the fiscal year ended on or as of December 31, 2013 together with the Report of Auditors thereon as required by Hong Kong law, which can be accessed through our website at http://ir.chinafinanceonline.com/phoenix.zhtml?c=183451&p=irol-reportsannual starting from May 6, 2014, or through the website of the Securities and Exchange Commission, or the SEC, at www.sec.gov, starting from May 6, 2014, and the Report of Directors, which can be accessed through our website at http://ir.chinafinanceonline.com/phoenix.zhtml?c=183451&p=irol-sec starting from May 30, 2013, or through the website of SEC, at www.sec.gov, starting from May 30, 2014.

□ FOR                    □ AGAINST                    □ABSTAIN

5.
To consider and approve the Company’s 2014 Stock Incentive Plan (“2014 Plan”) and authorize our board of directors to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect of the 2014 Plan including without limitation:

(a)	administering the 2014 Plan and granting awards under the 2014 Plan;

(b)
modifying and/or amending the rules of the 2014 Plan from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the 2014 Plan relating to modification and/or amendment; and

(c)
issuing and allotting from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the awards granted under the 2014 Plan upon such terms and conditions as the board of directors, in its discretion, shall determine during the period from the passing of an ordinary resolution for this proposal until the earliest of (x) the conclusion of the next annual general meeting of the Company; (y) the expiry of the period within which the next annual general meeting of the Company is required by the Amended and Restated Articles of Association or the Hong Kong Companies Ordinance to be held; and (z) any revocation or variation of the authority given to the board of directors under this ordinary resolution by an ordinary resolution of the Company’s shareholders in an extraordinary general meeting of the shareholders.

□ FOR                    □ AGAINST                    □ABSTAIN

6.
To consider and approve the amendment to the Company’s 2007 Equity Incentive Plan (“Amended 2007 Plan”) and authorize the directors of the Company to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect of the Amended 2007 Plan including without limitation:

(a)	administering the Amended 2007 Plan and granting awards under the Amended 2007 Plan;

(b)
modifying and/or amending the rules of the Amended 2007 Plan from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the Amended 2007 Plan relating to modification and/or amendment; and

(c)
issuing and allotting from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the awards granted under the Amended 2007 Plan upon such terms and conditions as the board of directors, in its discretion, shall determine during the period from the passing of an ordinary resolution for this proposal until the earliest of (x) the conclusion of the next annual general meeting of the Company; (y) the expiry of the period within which the next annual general meeting of the Company is required by the Amended and Restated Articles of Association or the Hong Kong Companies Ordinance to be held; and (z) any revocation or variation of the authority given to the board of directors under this ordinary resolution by an ordinary resolution of the Company’s shareholders in an extraordinary general meeting of the shareholders.

□ FOR                    □ AGAINST                    □ABSTAIN

7.
To authorize our board of directors to exercise all the powers of the Company (a) to allot, issue or deal with additional (1) ordinary shares or (2) preference shares upon such terms and conditions as the board of directors, in its discretion, shall determine during the period from the passing of an ordinary resolution for this proposal until the earliest of: (x) the conclusion of the next annual general meeting of the Company; (y) the expiry of the period within which the next annual general meeting of the Company is required by the Amended and Restated Articles of Association or the Hong Kong Companies Ordinance to be held; and (z) any revocation or variation of the authority given to the board of directors under this ordinary resolution by an ordinary resolution of the Company’s shareholders in an extraordinary general meeting of the shareholders (“Relevant Period”); and (b) to make or grant offers, agreements and options which might require the exercise of such powers during and after the end of the Relevant Period.

□ FOR                    □ AGAINST                    □ABSTAIN

and, in their discretion, upon such other matter or matters that may properly come before the meeting and any postponement(s) or adjournment(s) thereof.

THIS PROXY SHOULD BE MARKED, DATED AND SIGNED BY THE SHAREHOLDER(S) EXACTLY AS HIS OR HER NAME APPEARS ON THEIR STOCK CERTIFICATE, AND RETURNED PROMPTLY IN THE ENCLOSED ENVELOPE. PERSONS SIGNING IN A FIDUCIARY CAPACITY SHOULD SO INDICATE. IF SHARES ARE HELD BY JOINT TENANTS OR AS COMMUNITY PROPERTY, BOTH SHOULD SIGN. PLEASE DATE, SIGN AND MAIL THIS PROXY CARD BACK AS SOON AS POSSIBLE!

By:

Shareholder Name:

Date: